SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Ocata Therapeutics, Inc.

(Name of Subject Company (Issuer))

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Yoshihiko Hatanaka

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott F. Smith, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$359,743,766	$36,226.20

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 42,322,796 shares of common stock, par value $0.001 per share, of Ocata, at a purchase price of $8.50 per share. Such number of shares consists of (i) 42,300,462 shares of common stock issued and outstanding as of November 18, 2015, and (ii) 22,334 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001007 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,226.20	Filing Party: Astellas Pharma Inc.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), relates to the offer by Laurel Acquisition Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Form of Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Adding the following text after the last sentence of the paragraph included in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase:

“On November 20, 2015, the plaintiff gave notice of voluntary dismissal, without prejudice, of its claims, which the Delaware Court of Chancery granted on that date.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Laurel Acquisition Inc.

By:	/s/ Masao Yoshida
Name:	Masao Yoshida
Title:	President and Chief Executive Officer

Astellas Pharma Inc.

By:	/s/ Yoshihiko Hatanaka
Name:	Yoshihiko Hatanaka
Title:	President and Chief Executive Officer

Date: November 24, 2015